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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                         Commission File Number  333-77229
                                                                 ---------

                          NOTIFICATION OF LATE FILING
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
(Check One): [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR

     For Period Ended:     June 30, 2000
                      --------------------

     [ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
     [ ] Transition Report on  Form 20-F   [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K

     For the Transition Period Ended: ________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________
_____________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant            T REIT, Inc.
                                   -------------
Former name if applicable          Not Applicable
                                   --------------
Address of principal
  executive office
  (street and number)              1551 N. Tustin Avenue, Suite 650
                                   --------------------------------
City, state and zip code            Santa Ana, California 92705
                                    ---------------------------


                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
[X] filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

   See Schedule A attached hereto.
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                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of persons to contact in regard to this notification

          Jack Maurer         (877)          888-7348
          -----------      -------------------------------
            (Name)         (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [ ] Yes  [X] No

       Form 10-Q for the period ended March 31, 2000 has not been filed.
       The Form 8-K filed on August 2, 2000 disclosing the resignation of the Company's independent accountant was not filed within the prescribed time period.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                              [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                   T REIT, Inc.
                                   ------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   August 15, 2000       By:  /s/ Anthony Thompson
       ---------------          ------------------------------------
                                 Anthony Thompson
                                 President and Chief Executive Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
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                                   SCHEDULE A
                                   ----------
                                 to Form 12b-25


   The Company's registration statement on Form S-11 was declared effective by the Securities and Exchange Commission on February 22, 2000. The Company broke escrow on subscriptions on June 29, 2000, and has accepted proceeds from its ongoing public offering since that time. The Company has not yet acquired any properties or commenced operations other than negotiating for the acquisition of properties.

   The Company's independent accountants resigned effective as of July 11, 2000. The Company's senior management has been engaged in locating and interviewing replacement independent accountants since that time, but has not yet hired such accountants. The most likely replacement accounting firms have notified the Company that their approval process takes several weeks.

   Due to the resignation of its independent public accountants, the Company could not timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 without unreasonable effort and expense.